11022680

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 14 2011
DIVISION OF MARKET REGULATION

OMB 6/15/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau BBA USA Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Fifth Avenue, 50th Floor
(No. and Street)

New York (City) New York (State) 10153 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jake Shaeffer (212) 710 - 6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

7/8 9/11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jake Shaeffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau BBA USA Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau BBA USA Securities Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of Itau BBA USA Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau BBA USA Securities, Inc. (the "Company") (formerly Itau USA Securities, Inc.) at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 12 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Itau BBA USA Securities Inc.
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 396,297,404
Receivable from affiliates	27,983,030
Receivable from broker-dealer and clearing organizations	52,260,076
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $2,468,060	9,088,932
Other assets	10,780,383
Total assets	$ 496,409,825
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 12,837,364
Payable to affiliates	2,369,845
Deferred rent	3,038,150
Payable to broker-dealer and clearing organizations	44,255,325
Total liabilities	62,500,684
Commitments (note 8)	
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	430,959,445
Retained earnings	2,949,596
Total stockholder's equity	433,909,141
Total liabilities and stockholder's equity	$ 496,409,825

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Itau BBA USA Securities Inc. (the "Company"), (formerly Itau USA Securities, Inc.) a Delaware corporation, is wholly owned by Itau USA Inc., (the "Parent"). The ultimate parent entity is Itau-Unibanco Holding S.A. ("Itau-Unibanco"), a publicly owned Brazilian banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") as and is a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the National Futures Association ("NFA"). In addition, the Company is registered as an introducing commodity broker with the Commodity Futures Trading Commission ("CFTC"). The Company has not yet commenced offering futures to customers.

The Company's business activities include investment banking, institutional sales, trading, and investment advisory services with respect to U.S., and international securities. The Company clears its U.S. transactions through third-party clearing brokers. International transactions are cleared through affiliates and other third parties.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less. Cash on deposit with financial institutions may, at times, exceed Federal insurance limits.

Depreciation and Amortization
Fixed assets are depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the economic useful life of the improvement or the term of the lease.

Estimated Fair Value of Financial Instruments
The Company values its financial instruments using hierarchy of fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Changes in fair value are recognized in earnings each period for financial instruments that are carried at fair value.

The Company's securities owned of $ 55,938 and securities sold, not yet purchased $96,331 are classified within Level 1 of the fair value hierarchy because they are valued using quoted market

prices. These securities are reported in the balance sheet within receivable and payable to affiliate.

The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy.

Certain instruments are classified within Level 3 of the fair value hierarchy because they trade infrequently and therefore have little or no price transparency. For those instruments that are not traded in active markets or are subject to transfer restrictions valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market evidence In the absence of such evidence managements best estimate is used.

As of December 31, 2010, the Company did not hold any financial instruments that met the definition of Level 2 or Level 3.

Securities Transactions
All securities transactions, including commission revenue, fee income from affiliates and related expenses are recorded on a trade date basis.

Underwriting Revenue
Underwriting income includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting fees are recorded when earned.

Research Fees
Research fees are determined based on the type and volume of research provided to each customer.

Income Taxes
Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

Valuation allowances are established for deferred tax assets when it is deemed more likely than not that such assets will not be realized.

Stock-Based Compensation
Stock-based compensation is measured based on the grant date fair value of the awards. These costs are amortized over the requisite service period, which is typically the vesting period. The fair value of employee share options and similar instruments is estimated using option pricing models. All stock based compensation plans established are by Itau-Unibanco and corresponds to awards that will be settled in shares of the Parent.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Fixed Assets and Leasehold Improvements

A summary of the components of fixed assets and leasehold improvements at December 31, 2010 are as follows:

Leasehold improvements	$ 8,065,355
Equipment	3,156,139
Furniture and fixtures	335,498
	11,556,992
Accumulated depreciation and amortization	(2,468,060)
	$ 9,088,932

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2010, the Company had net capital of $ 379,024,191, which was $378,774,191 in excess of the required net capital of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate or U.S. clearing brokers and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i) and (ii).

5. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive, brokers	$ 7,849,875	$ 44,205,012
Securities failed-to-deliver/receive, customers	$ 36,405,450	$ 50,313
Receivable from clearing organizations	8,004,751	-
	$ 52,260,076	$ 44,255,325

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis.

6. Income Taxes

The Company's results of operations are included in a U.S. federal tax return that is filed on a consolidated basis with the Parent. The Company also files, on a separate return basis, New York State and New York City tax returns.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax based of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The Company's net deferred tax assets at December 31, 2010 of approximately $853,000 and is included in Other Assets on the Statement of Financial Condition. The net deferred tax asset is attributable to differences in book and tax basis of the Company's as deferred compensation and depreciation/amortization..

Management has evaluated the realizability of the deferred tax asset and has concluded that it is more likely than not that the deferred tax asset will be realized. Therefore no valuation allowance has been recorded at December 31, 2010.

As of December 31, 2010, there are no unrecognized tax benefits that, if recognized, would affect the effective tax rate. Additionally, it is the belief of management that the total amount of unrecognized tax benefits will not materially change over the next 12 months.

Federal, New York State, and New York City tax years 2007 to the present and Florida tax years 2007 and 2008 are open for examination by tax authorities. The Company is not currently under examination by any tax authority, nor are there any pending examinations.

7. Employee Benefit Plans

The Company sponsors a defined contribution 401(k) plan ("the Plan") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits

Certain employees of the Company are eligible to participate in Itau-Unibanco's stock option and award plans (the "Stock Plans"). The purpose of the Stock Plans is to provide long-term incentive compensation, in the form of Itau-Unibanco's stock related awards, to employees of the Company.

Restricted Stock Unit Program

In 2010, certain eligible employees were allowed to invest a percentage of their bonus to acquire shares of Itau Unibanco. Title to these shares acquired vest over 5 years. Upon elections to acquire such shares, Restricted Awards are granted in accordance with the classification of the employee. The vesting period of the Restricted Awards is over 5 years. The Restricted Awards convert into shares of Itau Unibanco Holding with no payment in cash.

The following table summarizes the restricted award activity during 2010:

	Awards	Weighted Average Fair Value
Outstanding at the beginning of the year	-	-
Granted	33,483	$21.50
Vested	0	
Forfeited	0	
Outstanding at the end of the year	33,483	$21.50

The assumptions used in the option pricing model for these restricted awards are shown below:

- Volatility 30.23%
- Dividend yield 3.13%
- Risk free rate 5.95%

Stock Options

Itau-Unibanco Holdings Policy is to grant options for the purchase of shares of Itau Unibanco Holdings Preferred Stock at not less than market value, which the Stock Plans define as the average of the preferred shares trading on the BM&FBOVESPA over the period of at least one (1) and the most three (3) months prior to the date of granting the options and such average might be subject to a positive or negative adjustment of up to 20%. Options generally vest five years after the grant date and expire generally three years after the vesting date.

The following table summarizes the stock option activity during 2010

	Options	Weighted Average Fair Value	Weighted Average Exercise price
Outstanding at the beginning of the year	147,840	9.10	$14.85
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding at the end of the year	147,840	8.48	$18.84

The plan allows for the exercise price to adjust for inflation rates, and as such, results in the requirement to measure these awards annually, at their fair value.

The assumptions used in the option pricing model for these restricted awards are shown below:

- Volatility 30.23%
- Dividend yield 3.13%
- Risk free rate 5.95%
- Expected average life 7 Years

Bonus Deferral Program

The Company's ultimate parent, Itau-Unibanco, implemented a cash bonus deferral program in February 2010. Under the program a portion of an individual's bonus over a certain threshold amount was deferred and vests over a 3 year period. Deferred amounts accrue interest at Libor and will be paid in three annual equal payments. An individual with a deferral must be an employee of the Company on vesting date to receive payment. Total deferred bonus as of December 31, 2010 under this program was $ 6,734,309.

8. Commitments and Contingencies

The Company leases office space and certain equipment under non-cancelable operating leases with third parties. The office space lease agreement, in addition to base rent, is subject to escalation based on certain costs incurred by the landlord. The annual expense incurred is generally in excess of the minimum annual rental commitment due to additional utility and maintenance charges allocated to the Company. In addition, the Company has entered into employment contracts with certain of its employees. These contracts commit to make certain payments to the employee as long as they do not resign or be terminated for cause. The total unvested obligation under these commitments at December 31, 2010 was $1,228,330.

In December 2010 the Company entered into an agreement to terminate a sub-lease for office space that was previously subleased from an affiliate. This sublease was due to expire in 2024.

Minimum future lease commitments under non-cancelable leases at December 31, 2010 are as follows:

Year	Amount
2011	$ 3,364,634
2012	3,364,634
2013	3,364,634
2014	3,391,337
2015	3,617,614
Thereafter	33,441,567

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreements with the clearing brokers, the clearing brokers may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

10. Related Party Transactions

The Company enters into certain transactions and service arrangements with affiliates, some of which are subject to service level agreements. All of these affiliates, which include offshore broker-dealers and banking institutions, are all beneficially owned by the ultimate parent Itau Unibanco Holdings. In addition the Company executes clears, and custodies certain of its securities transactions with affiliates. Some of these transactions are denominated in foreign currencies.

Additionally, on certain occasions, the Company invests its excess cash in time deposits with an affiliated banking entity.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2010:

Assets	
Receivable from custodian	$ 16,502,187
Securities at market value, held at custodian	55,072
Receivable from broker-dealers, and financial institutions	8,128,635
Recievable from affiliates	3,297,136
Total assets	**27,983,030**
Liabilities	
Payable to broker-dealers, and financial institutions	$ 2,218,917
Payable to affiliates	53,561
Securities sold, not yet purchased	97,366
Total liabilities	**2,369,844**

11. Fair Value of Financial Instruments

ASC 825, Financial Instruments requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the Statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature.

12. Subsequent Events

The Company has evaluated subsequent events occurring after the balance sheet date April 12, 2011. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements.